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Ranen Cohen-Orgad                                    Tal Danziger
Director of Investor Relations & Corporate           MarCom Manager
Communications                                       Metalink Ltd.
Metalink Ltd.                                        Tel:  972-9-960-5401
Tel:   972-9-960-5450                                Fax: 972-9-960-5544
Fax:  972-9-960-5399                                 tald@metalinkBB.com
                                                     -------------------
ranenc@metalinkBB.com
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                 Metalink Announces Executive Management Changes
                       Yuval Ruhama Named VP, Finance, and
                      Yaniv Dinur, VP, International Sales

Yakum, Israel, March 24, 2005 - Metalink Ltd. (NASDAQ: MTLK), a provider of high performance wireline and wireless broadband communication silicon solutions, today announced several executive appointments.

Mr. Yuval Ruhama has been promoted to Vice President of Finance. Mr. Ruhama replaces Mr. Ofer Lavie, the Company's current Chief Financial Officer, who will be leaving the Company. Mr. Lavie will continue to support the Company during the next several months as required to assure a smooth transition of responsibilities.

Mr. Yaniv Dinur has been appointed as Vice President of International Sales, replacing Mr. Ronen Avron who will be leaving the Company.

"First and foremost, I want to thank Ofer and Ronen for their contributions to Metalink. Ofer has worked with the Company for more than five years during which time he played a major role in our initial and secondary public offerings, and in creating an effective finance team," commented Tzvi Shukhman, Metalink's Chairman and CEO. "Ronen, who served the Company during the past three years as VP of Sales, was pivotal in the Company's penetration to the Asian market and its success in Korea. I wish them much luck in their future endeavors."

Mr. Ruhama, an attorney and CPA, joined Metalink in June 2000 as its Legal & Equity Director and Company Secretary. He holds a LL.B in Law and Accounting from Tel Aviv University and an MBA from Bar Ilan University.

Mr. Dinur joined Metalink in February 2005, bringing with him significant experience in sales and marketing. Among other key positions he has held, Mr. Dinur was VP, Worldwide Sales & Business Development, at Emblaze Ltd., and Vice President, Sales, at Comverse Technology Inc.'s Mobile Internet division. Mr. Dinur holds an MBA from the Technion - Israel Institute of Technology.

"I am also very happy to announce the addition of Messrs. Dinur and Ruhama to our management team," said Mr. Shukhman. "We are confident that Yaniv's experience will contribute to Metalink's continued success in our Asian markets and enhance our sales worldwide. Mr. Ruhama has been a member of Metalink's team for several years during which time he has provided his financial and legal expertise for the benefit of the Company. I look forward to the future contributions of both Yuval and Yaniv to the growth and success of Metalink," concluded Mr. Shukhman.


About Metalink
Metalink Ltd. (NASDAQ: MTLK) develops high performance silicon solutions revolutionizing the broadband experience by facilitating the convergence of telecommunication, networking and entertainment. Metalink's DSL and WLAN technologies are designed to enable true broadband connectivity in every home. Metalink's DSL products offer service providers a cost-effective network upgrade to support triple-play services. Using Metalink's innovative VDSL technologies operators can deliver fiber-like speeds over existing copper infrastructure. Metalink's chipsets are deployed in millions of DSL lines by leading service providers worldwide.
Metalink aims to redefine the home broadband experience by introducing WLANPlus(TM) - a high-throughput wireless LAN technology, 5-10 times faster than currently available wireless LAN 802.11a/b/g technologies. Featuring MIMO technology adopted by the 802.11n standardization, WLANPlus enables room-to-room networking of multiple high-definition video streams. Metalink is a fabless semiconductor company headquartered in Yakum, Israel. The company has subsidiaries in California, South Korea, and Japan as well as offices in Beijing, China and Atlanta, Georgia. Further information is available at http://www.metalinkbb.com

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.